United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑  Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CAEMI MINERAÇÃO E METALURGIA S/A
Opinion
Valuation of stockholders’ equity
at market value
Base Date: December 31, 2005
Date Issued: March 10, 2006

VALUATION OPINION: STOCKHOLDERS’ EQUITY
AT MARKET VALUE
     ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with principal place of business at Avenida Rio Branco 181, 18th floor, Rio de Janeiro — RJ, CEP 20040 007, registered in the CRC/RJ under number 1144, and registered with the CNPJ of the Finance Ministry under number 28.005.734/0001-82, having as its responsible technical staff member Mr. Gelson José Amaro, after having made the studies and researches which were necessary, here presents this Valuation Opinion on the value of stockholders’ equity, at market value, of CAEMI MINERAÇÃO E METALURGIA S/A, a corporation with principal place of business at Praia de Botafogo 228, 6th Floor, Botafogo, Rio de Janeiro, State of Rio de Janeiro, registered in the CNPJ/MF under No. 31.865.728/0001-00, for the purposes of its absorption by its majority stockholder COMPANHIA VALE DO RIO DOCE, a corporation with principal place of business at Avenida Graça Aranha 26, Castelo, Rio de Janeiro, State of Rio de Janeiro, registered in the CNPJ/MF under No. 33.592.510/0001-54.
     This valuation opinion is divided into sections as follows:
•	Objectives.

•	Bases and methods for valuation.

•	Methodology adopted and summary of work carried out.

•	Conclusion.

I. OBJECTIVES
     The objective of this present Valuation Opinion is to report the valuation, based on market values, of the shares of CAEMI MINERAÇÃO E METALURGIA S/A, for the purposes of absorption by its majority stockholder COMPANHIA VALE DO RIO DOCE, according to the requirements of Article 264 of Law 6404/76, and according to the methodology established in Article 183, § 1, of that law.

II. BASES AND METHODS FOR VALUATION
     Determination of the value of the shares of a company is subject to several variables, and also to several non-controllable factors, so that it will always take into account some subjective aspects. As an example we quote some of the main factors which affect such determination:
(a)	The outlook of the proprietors, versus the outlook of a potential purchaser.

(b)	The economic conditions that permitted the results of the past may be more advantageous, or less advantageous, in the future.

(c)	The political and economic context may vary significantly and unpredictably.

(d)	Finally, the various methods of valuation may generate significantly different results.
     This being so, the work of determination of the value of securities representing the registered capital is not something precise, and contains subjective aspects, depending on the expectations of the proprietor and the use to be given to the securities.
     There are, however, several methods used to estimate the value of capital securities. Although such methods vary in their applicability, depending on specific facts and circumstances, they can at least indicate a range of reasonable values for the preliminary determination of such value.
2.1. EXAMPLES OF METHODS BASED ON THE NET VALUE OF THE ASSETS
Valuation of stockholders’ equity
This valuation approach is used to determine the fair market value of specific assets, provide the basis for certain adjustments to net book value (as mentioned above) and as a point of departure for the estimate of liquidation value. Valuation of stockholders’ equity also provides an adquate basis for the value of the business, and is frequently used in transactions in which companies are bought and sold, the value being adjusted by depreciation and obsolecence applicable to specific assets.
Liquidation value
The liquidation value has been used as a basis for negotiation of price and, thus, represents an initial level, of interest both to purchasers and vendors.
The liquidation value is determined through an estimate of the value of the company’s assets, assuming their conversion into cash in a reasonably short space of time, less the value of all of its obligations and the cost of liquidating the business, including valuation fees, brokers’ fees, taxes and legal fees.
The liquidation value may be determined on the basis of consideration of either an orderly liquidiation, or a more rapid, forced liquidiation, of the business. The latter, clearly, results in a lower value.
2.2 EXAMPLES OF METHODS BASED ON THE RETURN ON INVESTMENT
Price/earnings ratio
For listed companies the price/earnings ratio is well known and can be easily used to obtain an estimated value of the shares of listed companies by multiplication of the P/E by the expected aggregate results. The average P/E for the industry or for various comparable listed companies can be used to arrive at an indication of the amount. Frequently, a premium for stockholding control is added to this estimated amount.
Valuation by the P/E method can also be used to estimate the value of a given company. Assuming a rate of growth of earnings estimated by the present stockholders and a return on investment desired by the acquiring party, this can determine the earnings multiple which would enable it to achieve its objective in terms of return. This method allows the purchaser to determine the price that he is willing to pay, for comparison with the price desired by the vendor.
Discounted cash flow
Discounted cash flow analysis may be used to estimate the value of a company, and consequently of its shares, based on the present value of its cash flow estimates. In theory, this method should result in the same amount as is determined by using the price/earnings ratio, since the latter reflects the present perception of what the company will be worth in the future.
In practice, this analysis is used increasingly to determine the value of a company because it is based on an actual estimate of cash flows, incorporating factors such as reduction of costs resulting from synergies, development of products, etc., and not on the simple market perception of the company’s future profits. Other factors that affect the stock market and, consequently, the P/E ratio, are also eliminated when the discounted cash flow method is used.
III. METHODOLOGY ADOPTED AND SUMMARY OF WORK CARRIED OUT
As mentioned above, there are various methods for determining the value of a company.
To determine the value of stockholders’ equity at market prices of CAEMI MINERAÇÃO E METALURGIA S/A, on the base date December 31, 2005, considering its characteristic as a holding company, the application of the usual criteria for valuation of assets inevitably includes determination of the value of the investments which it holds in its subsidiaries and affiliated companies. The following is a list of the more significant subsidiaries, among the company’s investments, including indirect holding and situations of joint control. These investments, in the amount of R$ 2,397,691,000, at the base date of this valuation, are equivalent to 82.74% of the company’s total assets, and are thus the more significant element of the value of the stockholders’ equity of the investing company CAEMI MINERAÇÃO E METALURGIA S/A, consisting of the following:

Investments	R$'000
Cadam SA	210,892
Companhia de Maracas	0
Companhia Ferro-Ligas do Amapá — CFA	0
Empreendimentos Brasileiros de Mineração S/A — EBM	766,393
Minerações Brasileiras Reunidas S/A — MBR	1,051,925
MSL Minerais S/A	20,489
Caemi Holding GMBH — Ástria	347,992

Book value of the investments of CAEMI on 31/12/2005	2,397,691

     The scope of the review and valuation covers the companies Empreendimentos Brasileiros de Mineração S/A — EBM, Minerações Brasileiras Reunidas S/A — MBR and MRS Logística S/A (in which Caemi exercises joint control), these being considered to be the significant investments of CAEMI. The net accounting value of the other assets is close to market value and for this reason they were not re-valued.

     For the purposes of this Opinion, we adopt as a valuation criterion, as required by Article 264 of Law 6404/76, adjustment to market value of the net assets of CAEMI MINERAÇÃO E METALURGIA S.A. existing on the base date December 31, 2005, both of the holding company and also of its subsidiaries, and the recognition of these adjustments, by the equity method, in its stockholders’ equity.
     The marking to market of the net assets of the controlling company CAEMI MINERAÇÃO E METALURGIA S.A. and its subsidiaries and affiliated companies took into consideration the legal definitions and requirements, notably Article 264 of Law 6404/76, and also the methodology established in Article 183, § 1, of that law. This methodology considers that assets should be valued at their net realization value vis-à-vis third parties (market value), on the assumption of immediate discontinuation of the company’s activities.
     For the purposes of the provision of the above Article, market value is considered to be:
(a)	for raw materials and goods in working inventory, the price of replacement by purchase in the market;
(b)	for goods and rights destined for sale, the net realization price upon sales to the market, less the taxes and other expenses necessary for the sale, and the profit margin;
(c)	for the investments, the net value for which they can be sold to third parties.
     Among the parameters decided for the preparation of this present valuation, the determination of book value — net value at market prices — of the stockholders’ equity of CAEMI MINERAÇÃO E METALURGIA S/A and its subsidiaries and affiliated companies, for the base date December 31, 2005, is based, also, on a limited review of the financial statements of the said companies raised on that date. This procedure was carried out in accordance with certain usual rules of auditing, and consequently includes examinations in the accounting records where necessary in the circumstances for the specific purpose of determining stockholders’ equity at market prices. These examinations showed that these records and elements were vested with all the legal formalities, including those in relation to obedience to the general accounting principles usually accepted and uniformly and consistently applied by the company.
     Additionally, the accounting statements of CAEMI MINERAÇÃO E METALURGIA S.A. and its subsidiaries and affiliated companies were examined by other independent auditors on December 31, 2005, and their opinion, dated February 10, 2006, contained no reservations.
     These revised accounting statements, for the said base date, with the objective of showing the assets reported at their respective realization values, already include the following accounting provisions:
•	Provision for doubtful receivables;

•	Provision for losses on investments;

•	Provision for losses on realization of assets;

•	Provision for losses on inventories;

•	Provision for losses on investments in tax-incentive arrangements;

•	Provision for depreciation and amortization;

•	Provision for depletion in mining rights.
     Additionally, so as to adapt the said accounting statements to market price, as detailed in the table below and demonstrated in APPENDICES I, II and III, adjustments were included to the following account lines:
•	Expenses paid in advance;

•	Deferred tax asset items;

•	Investments — adjustments to stockholders’ equity arising from adjustments to market made in the subsidiary and affiliated companies:
•	Empreendimentos Brasileiros de Mineração S.A. — EBM

•	Minerações Brasileiras Reunidas S/A — MBR

•	MRS Logística S/A
•	Property, plant and equipment, based on preliminary studies carried out by the company’s technical managers and also on research and reviews carried out by us specifically for this purpose:
(a)	The mining rights of Minerações Brasileiras Reunidas S/A — MBR, the principal item of adjustment of this valuation, were valued on the basis of the cash flow forecasts discounted to present value, assuming no investment is made in the period.

(b)	The significant assets of Minerações Brasileiras Reunidas S/A — MBR were valued based on the valuation made for the purposes of insurance cover.

(c)	The railroad assets arising from concessions were not re-valued, since the concession contract provides that at the end of their period the federal government will indemnify the concession holders based on the residual accounting value at that time.

(d)	For the other items of fixed assets it is considered that the net accounting value is close to market value and for this reason they were not re-valued.

(e)	Elimination of the provisions for closure of Mines in Minerações Brasileiras Reunidas S/A — MBR.
•	Deferred assets.
The statement of the adjustments which we made is as follows:

Description	R$ ’000
Book value of stockholders’ equity of CAEMI on December 31, 2005:	2,553,415
(+) Positive adjustments to Stockholders’ Equity:	4,914,591

Equity income on adjustments to the stockholders’ equity of EMB	2,073,150
Equity income on adjustments to the stockholders’ equity of MBR	2,841,441

Stockholders’ equity of CAEMI adjusted to market value on December 31, 2005:	7,468,006

In view of the above and the provisions of Article 8 of Law 6404 of December 15, 1976, as amended, checks were made in the accounting books and records from which the balance sheet was derived, and also in the respective source documents, though on the basis of selective tests and by sampling.
     For all legal purposes, notably those of CVM Instruction 319, we declare that we do not have any direct or indirect interest in any of the companies involved in this work or in their operation, and there is no material circumstance which could characterize conflict of interest for the issuance of this Opinion. We had full and unrestricted access to all the data, elements, information and files related to the companies involved, and there was no indication of direction, limitation or imposition of difficulty on the part of the managers and/or controlling stockholders which might have limited or restrained our conclusion.

IV. CONCLUSION
     After the due technical examinations and checks carried out by ourselves with CAEMI MINERAÇÃO E METALURGIA S.A, and based on the data referred to in this Valuation Opinion, we believe that the value of the company’s stockholders’ equity, valued by the method of net asset value net at market prices, for the base date December 31, 2005, is R$ 7,468,006,000 (seven billion four hundred and sixty eight million and six thousand Reais).
     This being the expression of our best technical knowledge and assessment, we sign the present Valuation Opinion.
Rio de Janeiro, March 10, 2006.
ACAL Consultoria e Auditoria S/S
CRC — RJ 1.144

Gelson José Amaro
Responsible partner
CRC — RJ — 049.669/O-4 — Accountant

CAEMI MINERAÇÃO E METALURGIA S.A.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX I
(Financial amounts in R$ ’000)
Base date: December 31, 2005

	Accounting	Adjustments to Market		Market
Description	value	Positive	Negative	value
ASSETS	2,897,907	4,914,591	0	7,812,498
CURRENT	487,131	0	0	487,131
Cash and cash equivalents	149,578			149,578
Dividends	333,024			333,024
Tax credits	2,138			2,138
Other credits	2,391			2,391

LONG-TERM ASSETS	10,130	0	0	10,130
Deposits into Court	9,127			9,127
Accounts receivable from clients and others	1,003			1,003

FIXED ASSETS	2,400,646	4,914,591	0	7,315,237
Investments	2,397,691	4,914,591		7,312,282
Property, plant and equipment	2,955			2,955

LIABILITIES	344,492	0	0	344,492
CURRENT LIABILITIES	335,369	0	0	335,369
Suppliers	270			270
Taxes, charges and contributions	121			121
Dividends payable	334,397			334,397
Other liabilities	581			581

LONG-TERM LIABILITIES	9,123	0	0	9,123
Debt to related parties	60			60
Taxes and contributions payable	9,063			9,063
Other liabilities				0

STOCKHOLDERS’ EQUITY	2,553,415	4,914,591	0	7,468,006

Components of stockholders’ equity
Registered capital	1,078,000			1,078,000
Profit reserves	1,475,415	0	4,914,591	6,390,006

Stockholders’ equity	2,553,415	0	4,914,591	7,468,006

Common shares	1,318,750,000			1,318,750,000
Class “A” preferred shares	2,600,996,667			2,600,996,667

Total shares	3,919,746,667			3,919,746,667

Per share (par = R$ 1.00)	0.65			1.91

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A. — EBM
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX II
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	200,575	—		—	200,575
Cash and cash equivalents	49				49
Dividends and interest on equity receivable	200,526				200,526

Fixed assets	1,092,906	2,957,418		—	4,050,324
Investments	1,092,906	2,957,418		—	4,050,324
Minerações Brasileiras Reunidas S.A.	1,092,906	2,957,418	(a)	—	4,050,324

TOTAL ASSETS	1,293,481	2,957,418		—	4,250,899

LIABILITIES

Current liabilities	200,226	—		—	200,226
Dividends payable	200,226				200,226
Caemi Mineração e Metalurgia S.A.	140,362				140,362
Belém Administração & Participações Ltda.	19,818				19,818
Nippon Steel Co.	9,358				9,358
Itochu Corporation	6,207				6,207
Mitsui & Co. Ltd.	6,207				6,207
JFE Steel Corporation	6,595				6,595
Sumitomo Metal Industries Ltd.	3,298				3,298
Nisshin Steel & Co. Ltd.	370				370
Sumitomo Corporation	3,004				3,004
Marubeni Corporation	3,004				3,004
Mitsubishi Corporation	1,602				1,602
Kobe Steel Ltd.	401				401

Stockholders’ equity	1,093,255	—		2,957,418	4,050,673
Registered capital	313,650				313,650
Capital reserves — Decree 332 Special Reserves — subsidiaries	17,244				17,244
Profit reserves	762,361	—		2,957,418	3,719,779
Post-1988 legal reserves	58,234				58,234
Future earnings reserve	11,206				11,206
Reserves for investments	244,559				244,559
Retained earnings/capital expenditures reserves	448,362	—	(a)	2,957,418	3,405,780

TOTAL LIABILITIES	1,293,481	—		2,957,418	4,250,899

	—				—

	Effects of adjustments on stockholders’ equity
(a) Adjustment of equity income in MBR	Adjustments	Negative			—
	Adjustments	Positive			2,957,418

					2,957,418

	Stockholding				70.10%

	Equity income adjustment in CAEMI				2,073,150

MINERAÇÕES BRASILEIRAS REUNIDAS S.A. — MBR
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX III
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	1,704,481	—		14,724	1,689,757
Cash and cash equivalents	287,274				287,274
Accounts receivable from clients	994,593				994,593
Dividends receivable	64,171				64,171
Inventories — iron ore	200,221				200,221
Inventories — operational materials	81,209				81,209
Other accounts receivable	11,145				11,145
Deposits in guarantee of financings	21,139				21,139
Taxes and contributions recoverable	30,005				30,005
Deferred income tax and Social Contribution	10,800		(b)	10,800	—
Anticipated expenses and others	3,924		(a)	3,924	—

Long-term assets	60,111	—		24,572	35,539
Taxes and contributions recoverable	26,147				26,147
Deferred income tax and Social Contribution	17,194		(b)	17,194	—
Deferred income tax and Social Contribution — previous year	7,378		(b)	7,378	—
Other accounts receivable	9,392				9,392

Fixed assets	1,759,985	5,922,189		191,503	7,490,671
Investments	770,888	—		32,575	738,313
Subsidiaries and affiliates	770,145	—		32,575	737,570
Minerações BR Holdings GmbH	576,155				576,155
MRS Logística S.A.	188,957	—	(d)	32,575	156,382
Bitarães Mineradora S.A.	5,033				5,033
Other investments	743				743
Property, plant and equipment	937,639	5,922,189	(e,f)	107,470	6,752,358
Deferred	51,458		(c)	51,458	—

TOTAL ASSETS	3,524,577	5,922,189		230,799	9,215,967

LIABILITIES

Current liabilities	1,030,800	—		—	1,030,800
Loans and financings	113,431				113,431
Suppliers	52,696				52,696
Dividends payable	393,187	—		—	393,187
Caemi Mineração e Metalurgia S.A.	192,661				192,661
Empreendimentos Bras.de Mineração S.A. — EBM	200,526				200,526
Taxes and contributions payable	359,400	—		—	359,400

Long-term liabilities	350,824	107,470		—	243,354
Loans and financings	195,058				195,058
Income tax and Social Contribution	4,891				4,891
Deferred income tax — Ferrovia do Aço	6,918				6,918
Provision for closure of mines	107,470	107,470	(f)		—
Tax risks and contingent liabilites	36,049				36,049
Other accounts payable	438				438

Stockholders’ equity	2,142,953	123,329		5,922,189	7,941,813
Registered capital	615,000				615,000
Capital reserves	33,811	—		—	33,811
Decree 332 Special Reserve — own	9,781				9,781
Decree 332 Special Reserve — subsidiaries	24,030				24,030
Profit reserves	1,494,142	123,329		5,922,189	7,293,002
Legal reserve up to 1988	85				85
Post-1988 legal reserves	122,915				122,915
Reserves from investments	492,000				492,000
Retained earnings/investment reserves	879,142	123,329		5,922,189	6,678,002
		3,924	(a)
		35,372	(b)
of the L. S.		51,458	(c)
		32,575	(d)
			(e)	5,922,189

TOTAL LIABILITIES	3,524,577	230,799		5,922,189	9,215,967

	—				—

(a) Writedown of anticipated expenses	Effect of adjustments on stockholders’ equity
(b) Writedown of deferred income tax and Social Contributon	Adjustment	Negative			(123,329)
(c) Writedown of deferred assets	Adjustment	Positive			5,922,189

(d) Adjustment to equity income MRS Logística S.A.					5,798,860

(e) S. I. I’s A. S.
(f) Reclassification of the provision for closure for closure of mines to long-term assets, since it is already included in cash flow	Stockholding				49.00%

	Equity income adjustment in CAEMI				2,841,441

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 21, 2006	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer